Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
File No. of Related Registration Statement: 333-145554

CONTACTS:
Patrick Spangler, CFO
ev3 Inc.
(763) 398-7000
pspangler@ev3.net
MEDIA RELATIONS:
Laura Nobles
Nobles Communications
(310) 795-0497
laura@noblescommunications.com
INVESTOR RELATIONS:
Marian Briggs
Padilla Speer Beardsley
(612) 455-1742
mbriggs@psbpr.com

ev3 Inc. Reports 25% Net Sales Increase for Third Quarter
Merger with FoxHollow Expected to Close October 5, 2007
Plymouth, Minn. — October 2, 2007 — ev3 Inc. (NASDAQ: EVVV), in conjunction with its anticipated merger with FoxHollow Technologies, Inc. (NASDAQ: FOXH), today reported preliminary net sales results for its fiscal third quarter ended September 30, 2007.
ev3’s net sales in the third quarter of 2007 increased 25% to approximately $65.1 million versus net sales of $51.9 million in the third quarter of 2006. The company’s guidance range for third quarter net sales was $64 to $68 million. This third quarter sales growth reflected a strong contribution from ev3’s cardio peripheral and neurovascular business segments as well as a strong contribution from both domestic and international markets.
Jim Corbett, Chairman, President and CEO of ev3 Inc., commented, “We are very gratified by our third quarter sales growth which was achieved despite understandable distraction in the field related to our anticipated merger with FoxHollow. We are confident that our market share expansion strategies are working and that we are carrying solid momentum into this exciting new phase of growth and opportunity for ev3.”

Sales Review
In the third quarter of 2007, ev3’s neurovascular segment net sales increased 27% to $26.4 million versus $20.7 million in the third quarter of 2006. Within the neurovascular business segment, sales of embolic products increased 44% to $14.7 million from $10.2 million, and sales of neurovascular access and delivery products were up 10% to $11.7 million from $10.6 million. The primary growth drivers for the neurovascular segment were the continued market penetration of both the Onyx Liquid Embolic System for the treatment of brain arterio-venous malformations (AVMs) and the launch of the new Axium coil.
Cardio peripheral segment net sales in the third quarter of 2007 increased 24% to $38.7 million versus $31.2 million in the third quarter of 2006. Within the cardio peripheral business segment, stent sales increased 40% to $23.1 million from $16.5 million. Sales of thrombectomy and embolic protection products declined 7% to $5.4 million from $5.8 million, while sales of procedural support and other cardio peripheral products increased 15% to $10.2 million from $8.9 million. The largest contributor to the growth in the cardio peripheral segment was the EverFlex stent, while the decline in thrombectomy and embolic protection sales was due to a shift in marketing focus for certain thrombectomy products.
On a geographic basis, ev3’s third quarter of 2007 U.S. net sales increased 23% to $38.3 million, while third quarter of 2007 international net sales increased 29% to $26.8 million, over the prior-year quarter. Changes in foreign currency exchange rates had a positive impact of approximately $1.2 million on third quarter 2007 net sales compared to the third quarter of the prior year.
Outlook
ev3 previously disclosed its expectation that its 2007 annual net sales on a standalone basis would be in the range of approximately $262 to $278 million, while its EBITDA, excluding non-cash stock-based compensation, would be positive in 2007. However, as a result of the proposed merger between ev3 and FoxHollow, anticipated to be completed on October 5, 2007, this guidance should no longer be relied upon. Guidance for the merged company will be updated later this month as described below. This guidance will address restructuring charges and the near-term effects of the company’s sales force and integration strategies that are expected to result in substantial financial synergies during 2008.
Earnings Call
ev3 plans to provide updated guidance for the fourth quarter of 2007 and for 2008 and 2009 prior to the ev3 Analyst Meeting at the Transcatheter Cardiovascular Therapeutics (TCT) conference on October 22, 2007, and will provide full financial results for its fiscal third quarter in conjunction with its regularly scheduled press release and conference call the week of October 29th.

About ev3 Inc.
ev3 Inc. is a global medical device company focused on endovascular technologies for the minimally invasive treatment of vascular diseases and disorders.
ev3 and the ev3 logo are trademarks of ev3 Inc., registered in the U.S. and other countries. This press release contains other trademarks and trade names of ev3 Inc. and other third parties, which are the property of their respective owners.
Forward-Looking Statements
Statements contained in this press release that are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, as well as future results, are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied. Such potential risks and uncertainties include, but are not limited to, in no particular order: product demand and market acceptance; the impact of competitive products and pricing; changes in the regulatory environment; availability of third party reimbursement; potential margin pressure resulting from volume selling, as well as potential adverse effects on future product demand resulting from volume purchases; delays in regulatory approvals and the introduction of new products; and success of clinical testing. More detailed information on these and additional factors which could affect ev3 Inc.’s operating and financial results is described in the company’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. ev3 Inc. urges all interested parties to read these reports to gain a better understanding of the many business and other risks that the company faces. Additionally, ev3 Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 Inc. and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 filed with the Securities and Exchange Commission a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow may file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus has been mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s web site at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus.

ev3 Inc.
SELECTED NET SALES INFORMATION
(Dollars in thousands)
(unaudited)

NET SALES BY SEGMENT	For the Three Months Ended			For the Nine Months Ended
	September 30,	October 1,		September 30,	October 1,
	2007	2006	% change	2007	2006	% change
Cardio Peripheral
Stents	$23,105	$16,525	40%	$65,064	$45,591	43%
Thrombectomy and embolic protection	5,368	5,750	-7%	20,029	15,429	30%
Procedural support and other	10,240	8,894	15%	30,742	26,062	18%

Total cardio peripheral	38,713	31,169	24%	115,835	87,082	33%

Neurovascular
Embolic products	14,698	10,177	44%	40,451	26,972	50%
Neuro access and delivery products and other	11,649	10,560	10%	35,669	30,709	16%

Total neurovascular	26,347	20,737	27%	76,120	57,681	32%

Total company	$65,060	$51,906	25%	$191,955	$144,763	33%

NET SALES BY GEOGRAPHY	For the Three Months Ended			For the Nine Months Ended
	September 30,	October 1,		September 30,	October 1,
	2007	2006	% change	2007	2006	% change
United States	$38,312	$31,127	23%	$113,028	$86,590	31%
International	26,748	20,779	29%	78,927	58,173	36%

Total net sales	$65,060	$51,906	25%	$191,955	$144,763	33%

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